UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   STRATMANN, GAYLE G.
   ENERGIZER HOLDINGS, INC.
   533 MARYVILLE UNIVERSITY DRIVE
   ST. LOUIS, MO  63141

2. Issuer Name and Ticker or Trading Symbol
   Energizer Holdings, Inc. (ENR)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   3/17/03

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VICE PRESIDENT AND
   GENERAL COUNSEL

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Energizer Holdings, Inc. Common Stock                                                            2,595          I  By 401(k)


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $17.0000                                                                   05/08/01     05/07/10
5/08/00
Non-Qualified Stock Option     $26.6400        03/17/03       A         100,000                           03/17/04 (1) 03/16/13
3/17/03
Non-Qualified Stock Option     $30.1000                                                                   09/23/05     09/22/12
9/23/02


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option               Energizer Holdings, Inc. Common50,000                    50,000        D   Direct
5/08/00                                   Stock
Non-Qualified Stock Option     03/17/03  Energizer Holdings, Inc. Common100,000                   100,000       D   Direct
3/17/03                                   Stock
Non-Qualified Stock Option               Energizer Holdings, Inc. Common10,000                    10,000        D   Direct
9/23/02                                   Stock

Explanation of Responses:

(1)
Exercisable at a rate of 20% per year commencing March 17, 2004.

SIGNATURE OF REPORTING PERSON
/S/ STRATMANN, GAYLE G.
DATE 03/19/03